UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549


                                SCHEDULE 13D



                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 12     )*
                                           -------


                             INAMED CORPORATION
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                              (Name of Issuer)

                                COMMON STOCK
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                       (Title of Class of Securities)

                                 453235103
          -------------------------------------------------------
                               (CUSIP Number)



      KENNETH MAIMAN, ESQ.                ROBERT C. SCHWENKEL, ESQ.
   APPALOOSA MANAGEMENT L.P.       FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
  26 MAIN STREET, FIRST FLOOR                 ONE NEW YORK PLAZA
       CHATHAM, NJ 07928                      NEW YORK, NY 10004
         (973) 701-7000                         (212) 859-8000
---------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               APRIL 29, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 453235103                          Page 2 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                6,169,052

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              6,169,052

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,169,052

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          37.6%

14  TYPE OF REPORTING PERSON*

          PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 453235103                          Page 3 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DAVID A. TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                6,169,052

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              6,169,052

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,169,052

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          37.6%

14  TYPE OF REPORTING PERSON*

          IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D


     This Amendment No. 12 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on August 26, 1996, as amended by Amendment No. 1 filed on September 26, 1996, Amendment No. 2 filed on January 28, 1997, Amendment No. 3 filed on April 7, 1997, Amendment No. 4 filed on May 13, 1997, Amendment No. 5 filed on June 12, 1997, Amendment No. 6 filed on July 14, 1997, Amendment No. 7 filed on December 3, 1997, Amendment No. 8 filed on December 12, 1997, Amendment No. 9 filed on October 2, 1998, Amendment No. 10 filed on November 9, 1998 and Amendment No. 11 filed on March 16, 1999 (the "Schedule 13D"), relates to the common stock of INAMED Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The
Schedule 13D is hereby amended and supplemented as follows:


ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     Of the 1,098,214 Shares acquired pursuant to the exercise of Warrants, 549,107 Shares were purchased from the Company with the funds of the Partnership at an aggregate exercise price of $4,118,302.50 and 549,107 Shares were purchased from the Company with the funds of Palomino Holdings at an aggregate exercise price of $4,118,302.50. Of the 2,660,343 Shares acquired from the Company pursuant to the exercise of Exchange Warrants,
(i) 531,915 Shares were purchased with the funds of the Partnership at an aggregate exercise price of $2,925,532.50 and 531,914 Shares were purchased with the funds of Palomino Holdings at an aggregate exercise price of $2,925,527, and (ii) 798,257 Shares were purchased by the Partnership through the tendering of Notes in the aggregate principal amount of $4,390,413.50 and 798,257 Shares were acquired by Palomino Holdings through the tendering of Notes in the aggregate principal amount of $4,390,413.50. Of the 308,899 Shares acquired pursuant to the Settlement Agreement and Letter Agreement (as more fully described in Item 5 below), 154,450 Shares were purchased with the funds of the Partnership at an aggregate purchase price of $1,086,852 and 154,449 Shares were purchased with the funds of Palomino Holdings at an aggregate purchase price of $1,086,845. Of the additional 123,000 Shares acquired in the open market, 54,956 Shares were purchased with the funds of the Partnership, 60,934 Shares were purchased with the funds of Palomino and 7,110 Shares were purchased with the funds of Tersk.


ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

     On April 29, 1999, the Partnership and Palomino each purchased 549,107 Shares, or 1,098,214 Shares in the aggregate, by exercising all Warrants held by them at an aggregate exercise price of $8,236,605 (or $7.50 per share).

     On April 29, 1999, the Partnership and Palomino Holdings purchased 1,330,172 and 1,330,171 Shares, respectively, or 2,660,343 Shares in the aggregate, by exercising all Exchange Warrants held by them at an aggregate exercise price of $14,631,886.50 (or $5.50 per share).

     As previously disclosed in Amendment No. 11 to the Schedule 13D, pursuant to the Settlement Agreement and the Letter Agreement, the Partnership and Palomino had the right to acquire 154,450 and 154,449 Shares, respectively, from a court-supervised fund. Prior to the date hereof, Palomino transferred its right to acquire such Shares to Palomino Holdings. On April 29, 1999, the Partnership and Palomino Holdings exercised their rights to purchase all of such Shares at an aggregate purchase price of $2,173,697 (or approximately $7.04 per share).

     In addition, on April 29, 1999, the Partnership, Palomino and Tersk purchased, in the aggregate, 123,000 Shares in the open market at an aggregate purchase price of $1,583,625 (or at an average price per share of $12.875).

     Accordingly, as of the date hereof, the Partnership, Palomino, Palomino Holdings and Tersk may be deemed to have beneficial ownership of 3,018,272, 735,076, 2,350,176 and 65,528 Shares, respectively (or 6,169,052
Shares in the aggregate).

(a) This statement on Schedule 13D relates to 6,169,052 Shares which may be deemed to be beneficially owned by the Reporting Persons and which constitute approximately 37.6% of the issued and outstanding Shares.

(b) The Manager may be deemed to have the sole voting and dispositive power with respect to 6,169,052 Shares. Mr. Tepper may be deemed to have sole voting power and dispositive power with respect to 6,169,052 Shares.

(c) Except as described in this Schedule 13D, none of the Reporting Persons have effected any transactions in Shares during the sixty days preceding the date of this Schedule 13D.

(d)  Not applicable

(e)  Not applicable


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------------

     Pursuant to the Letter, dated April 2, 1999 (the "Letter"), from the Company to holders of Exchange Warrants (a copy of which is attached hereto as Exhibit A and incorporated by reference herein), the Company offered such holders who exercise all or a portion of their Exchange Warrants during the period beginning April 2, 1999 and ending April 30, 1999 (the "Exercise Period") an exercise fee of $0.70 (the "Fee") for each Share purchased through the exercise of Exchange Warrants. Pursuant to the terms of the Letter, following completion of the Exercise Period all holders of Exchange Warrants who exercised all or a portion of such Exchange Warrants during the Exercise Period will be entitled to receive the applicable Fee from the Company. Accordingly, the Partnership and Palomino Holdings, both of which exercised all Exchange Warrants held by them, are entitled to receive an aggregate Fee of $1,862,240.10. The Company, the Partnership and Palomino Holdings have agreed that the Company may pay the Fee payable to the Partnership and Palomino Holdings in cash and in Notes, such that the Partnership and Palomino Holdings will each be entitled to receive $425,529.75 in cash and $505,590.30 in aggregate principal amount of Notes.


ITEM 7.   Material to be Filed as Exhibits
          --------------------------------


     Exhibit A: Letter, dated April 2, 1999, from the Company to the holders of Exchange Warrants

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 30, 1999



                                      APPALOOSA MANAGEMENT L.P.
                                      By:  Appaloosa Partners Inc.,
                                           Its General Partner


                                      By:   /s/ David A. Tepper
                                           ------------------------------
                                           David A. Tepper
                                           President


                                        /s/ David A. Tepper
                                      -----------------------------------
                                      David A. Tepper

                               EXHIBIT INDEX




Exhibit             Exhibit Description
-------             -------------------

Exhibit A           Letter, dated April 2, 1999, from the Company to the
                    holders of Exchange Warrants